[redacted]

RI 11015166 ION

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2011 WASH., D.C. 189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon D. Rydell 734-663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 E Wisconsin Avenue, Ste. 1800	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brandon D. Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Financial Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

KAREN S. CARROLL
Notary Public, State of Michigan
County of Washtenaw
My Commission Expires Jan. 4, 2012
Acting in the County Washtenaw

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sigma Financial Corporation and Subsidiary
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Stockholder of
Sigma Financial Corporation

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the consolidated financial position of Sigma Financial Corporation and its Subsidiary (the "Company") at December 31, 2010, and the results of its consolidated operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2011

PricewaterhouseCoopers LLP, 100 E. Wisconsin, Ste. 1800, Milwaukee, WI 53202
T: (414) 212 1600, F: (414) 212 1880, www.pwc.com/us

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 5,956,153
Advisory fees receivable	621,938
Commissions receivable	2,010,489
Interest receivable	109,513
Other receivables	623,055
Receivable from clearing broker	593,616
Representative fees receivable	178,939
Fixed assets, net of accumulated depreciation of $409,894	108,943
Certificate of deposit, at fair value	1,000,000
Other assets	1,212,982
Total assets	$ 12,415,628
Liabilities and Stockholder's Equity	
Commissions payable	$ 2,987,110
Advisory fees payable	639,327
Management fees payable	308,365
Income tax payable	96,232
Accounts payable and other liabilities	898,521
Total liabilities	4,929,555
Stockholder's equity	
Common stock, $1 par value, 50,000 shares authorized, 8,704 shares issued and outstanding	8,704
Additional paid-in capital	650,000
Retained earnings	6,827,369
Total stockholder's equity	7,486,073
Total liabilities and stockholder's equity	$ 12,415,628

The accompanying notes are an integral part of these consolidated financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Income
Year Ended December 31, 2010

Revenues	
Commissions	$ 44,450,544
Advisory fees	22,639,143
Representative fees	1,866,913
Interest	1,212,621
Account fees and other charges	329,156
Other	1,409,950
Total revenues	71,908,327
Expenses	
Commissions	38,260,629
Advisory fees expense	19,075,039
Management fees	6,552,888
Insurance	1,248,905
Litigation and legal fees	725,193
Regulatory and licensing fees	292,073
Clearing and brokerage	112,709
Computer support and software	414,095
Other	1,819,013
Total expenses	68,500,544
Income before provision for income taxes	3,407,783
Provision for income taxes	441,195
Net income	$ 2,966,588

The accompanying notes are an integral part of these consolidated financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2009	8,704	$ 8,704	$ 650,000	$ 5,797,568	$ 6,456,272
Net income				2,966,588	2,966,588
Distributions to stockholder				(1,936,787)	(1,936,787)
Balances at December 31, 2010	8,704	$ 8,704	$ 650,000	$ 6,827,369	$ 7,486,073

The accompanying notes are an integral part of these consolidated financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 2,966,588
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	12,036
Changes in assets and liabilities	
Increase in receivable from clearing broker	(181,437)
Increase in commissions receivable	(342,491)
Increase in advisory fees receivable	(117,181)
Increase in representative fees receivable	(21,200)
Decrease in interest receivable	9,343
Increase in other receivables	(385,393)
Decrease in other assets	170,791
Increase in commissions payable	538,811
Increase in advisory fees payable	136,715
Increase in management fees payable	90,502
Increase in income tax payable	65,175
Increase in accounts payable and other liabilities	550,677
Net cash provided by operating activities	3,492,936
Cash flows from investing activities	
Purchases of fixed assets	(59,125)
Net cash used in investing activities	(59,125)
Cash flows from financing activities	
Distributions to shareholder	(1,936,787)
Net increase in cash and cash equivalents	1,497,024
Cash and cash equivalents	
Beginning of year	4,459,129
End of year	$ 5,956,153
Supplemental disclosure of cash flow information	
Income taxes paid	$ 370,161

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization and Nature of Business

The consolidated financial statements include the accounts of Sigma Financial Corporation ("SFC") and its wholly-owned subsidiary, Sigma Planning Corporation ("SPC") (collectively, the "Company"). The Company was incorporated under the laws of the State of Michigan in September 1983 and is wholly owned by Jerome S. Rydell.

SFC is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). SPC is registered with the SEC as an investment advisor and provides various fee-based services to its customers including account management, financial analysis and financial planning.

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, 1031 exchange tenant in common programs, direct participation programs, variable life insurance and variable annuity contracts through independent registered representatives which operate in 454 independent branch offices located in 52 states and/or territories. The Company introduces and clears its general securities trading activity through First Clearing, LLC ("FCC").

The Company operates pursuant to SEC Rule 15c3-3(K)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safekeep customer securities.

Beginning January 1, 2011, SPC will no longer be a wholly-owned subsidiary of SFC. All outstanding 250 common shares have been distributed to Jerome S. Rydell in a non taxable transaction in which no gain or loss was recorded.

The Company has evaluated subsequent events for recognition or disclosure through February 24, 2011, which was the date this report was issued.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and reflect the consolidation of the Company with its wholly owned subsidiary. All material intercompany transactions have been eliminated in consolidation.

Uses of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Expenses
Commission revenue, including mutual fund concession income, general securities commissions, 1031 exchange tenant in common program commissions, direct participation program commissions, insurance product commissions and service fees as well as related commission expense result from individual customer securities transactions and are recorded on a trade date or accrual basis in the accompanying consolidated statement of income.

Advisory fees earned by SPC are recorded when earned. SPC earns advisory fee revenues through multiple sources. Most of the revenues are generated through managed accounts that earn fees based on the assets under management. Other sources of advisory fees include hourly consulting fees and fees earned for the preparation of financial plans and advice.

Representative fees consist of monthly fixed fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives such as registration and licensing and technology support, and are recorded on the accrual basis.

The Company earns interest on its cash balances on deposit with financial institutions. A majority of the interest income is earned on deposits with FCC. FCC credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that FCC earns on deposits, free credit balances and margin borrowings of customers introduced by the Company.

Other revenues in the consolidated statement of income include mostly sponsorship revenues and other revenues earned in the normal course of business. Sponsorship revenues are earned in providing vendors the opportunity to present their products at sales conferences hosted by the Company.

In the consolidated statement of income, commission expenses and advisory fees expenses are the amounts that are due to representatives for their commissions and fees earned. Commission expense and advisory fee expense varies for each representative and is calculated as a percentage of commission revenues. Commission expense is recorded on a trade date or accrual basis.

The Company incurs insurance expenses which relate to the errors and omissions policy, general business insurance policies, fidelity bonds and other various insurance expenses. Other expenses in the consolidated statement of income include various expenses such as advertising expenses, conference costs, depreciation and other expenses incurred in the normal course of business.

Fair Value Measurements
The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I Unadjusted quoted prices in active, accessible market to identical assets or liabilities. There are no financial assets or liabilities classified as Level I.

Level II Other inputs that are directly or indirectly observable in the marketplace. In this category, the Company includes its certificate of deposit at fair value as the valuation inputs are based on other inputs that are directly or indirectly observable in the marketplace.

Level III Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents
The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at a commercial bank and money market funds. Included in cash and cash equivalents on the consolidated statement of financial condition are also balances on deposit in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC in the amount of $74 and a cash deposit for margin requirements at FCC in the amount of $100,019 as of December 31, 2010.

Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Maintenance and repairs of assets are expensed as incurred.

Income Taxes
Federal, state and local income tax expense or benefit is determined on a separate company basis.

SFC is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provision, SFC is not subject to federal income tax. As such, each stockholder is liable for the taxes, if any, on their distributive share of income. SFC is, however, subject to various state assessments and fees for brokers doing business in the state. These amounted to $371,201 for the year ended December 31, 2010 and are included in other expenses in the accompanying consolidated statement of income.

SPC is organized and taxable under the applicable provisions of the Revenue Code as a C Corporation. SPC is subject to federal income tax and various state taxes and assessments.

The Company adopted the provisions of FASB ASC 740, *Accounting for Uncertainty in Income Taxes*; ASC 740 prescribes a recognition threshold and a related measurement model. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities.

The Company classifies accrued interest and penalties related to any unrecognized tax benefits in our income tax provision. Prior to adoption of ASC 740, our policy was to classify interest and penalties as an operating expense in arriving at pre-tax income.

Recently Issued Accounting Standards

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements ("ASU 2010-09"), amending ASC No. 855, Subsequent Events, to remove the requirement that an entity that is an SEC filer is required to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective upon issuance of the ASU. Adoption of ASU 2010-09 did not have an impact on the Company's Consolidated Financial Statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements ("ASU 2010-06"). ASU 2010-06 amends ASC 820, Fair Value Measurements and Disclosures, to require new disclosures related to transfers into and out of Levels I, II and III of the fair value hierarchy and additional disclosures relating to Level III measurements. The guidance also clarifies existing fair value measurement disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the additional disclosure requirements related to Level III measurements which are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 did not have an impact on the Company's Consolidated Financial Statements. The additional disclosure requirements effective for periods beginning after December 15, 2010 are also not expected to have an impact on the Company's Consolidated Financial Statements.

2. Receivable from Clearing Broker

The receivable from clearing broker primarily represents the amounts due from FCC relating to commission revenues, net of the related clearing fees and liabilities. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by FCC and are recorded on a trade date basis. Amounts receivable from and payable to FCC are recorded net in receivable from clearing broker on the accompanying statement of financial condition in accordance with FASB ASC 210, *Balance Sheet Offsetting*.

3. Fixed Assets

Fixed assets consisted of the following at December 31, 2010:

Office equipment	$ 508,837
Vehicles	10,000
Total fixed assets	518,837
Less: Accumulated depreciation	(409,894)
Fixed assets, net of accumulated depreciation	$ 108,943

4. Other Assets

Other assets consist mainly of prepaid errors and omissions insurance expenses. Included in other assets in the consolidated statement of financial condition is $562,867 pertaining to prepaid errors and omissions insurance expense. Starting in 2009, the Company recorded prepaid expenses relating to representative transition costs. Prepaid representative transition costs are incurred by the Company for providing financial support to newly contracted representatives and are expensed over the representatives' contract terms.

5. Income Taxes

The current components of income tax expense included in the consolidated statement of income are related solely to SPC and are as follows:

	Current
Federal	$ 410,419
State and local	30,776
	$ 441,195

SPC has an income tax payable to federal, state and local tax authorities of $96,232. As of December 31, 2010, there were no deferred tax assets or liabilities.

6. Stockholder's Equity

The Company makes periodic distributions to its stockholder based on the cash balances, net capital, and net income of the Company. Distributions are recognized when paid and included in the Consolidated Statement of Changes in Stockholder's Equity.

7. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, LLC ("B-D Ops"), a company owned by Jerome S. Rydell and Sammons Securities, Inc., an affiliate of the Company. B-D Ops has a formal management services agreement with the Company and Sammons Securities Company, LLC ("SSC"), an affiliate of the Company, whereby B-D Ops provides such services to the Company and SSC in return for a management fee.

Management fees are computed based on the total costs incurred by B-D Ops resulting from services provided to the Company and SSC. Management fees are allocated between the Company and SSC based on a pro-rata share of their combined revenues and their combined number of registered representatives.

Included in the consolidated statement of income is $5,189,810 relating to management fees to B-D Ops., of which $177,939 were payable as of December 31, 2010.

The Company also pays management fees to SSC for the distribution of investment products for SPC by representatives of SSC. The management fees are calculated based on the revenues of SPC. Included in management fees in the consolidated statement of income is $1,363,078 relating to the management fees to SSC, of which $130,425 were payable as of December 31, 2010.

During 2010, SFC received a special one time dividend from SPC. The dividend amount was for $1,000,000 and has been eliminated in the consolidated financial statements.

8. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business.

The Company has pending arbitrations and regulatory actions as of December 31, 2010. The arbitrations have been brought against the Company for damages in the execution of securities transactions. One arbitration brought against the Company is for claims exceeding the policy limits of the Company's errors and omissions insurance policy. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's consolidated financial statements.

At December 31, 2010, the Company recorded a reserve of $375,000 for potential losses and the defense in connection with these matters. This is included with litigation and legal fees in the consolidated statement of income.

9. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts with FCC and a financial institution located in Michigan. The balances with the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The financial institution is also a participant in the Temporary Unlimited FDIC Coverage for Noninterest-Bearing Transaction Accounts that covers noninterest bearing transaction accounts through December 31, 2012. At December 31, 2010, the Company did not have any uninsured cash balance with this financial institution. At December 31, 2010, the Company had $100,019 of cash and $1,400,908 in money market funds on deposit with FCC.

10. Guarantees and Indemnification

FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Securities transactions of the Company's customers are introduced and cleared through FCC. Pursuant to the clearing agreement, FCC has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business. As of December 31, 2010 no such reimbursement requests from FCC have been received or are outstanding.

11. Net Capital Requirements

SFC is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, SFC had net capital of $3,880,031 which was $3,609,143 in excess of its required net capital of $270,888. SFC's ratio of aggregate indebtedness to net capital was 1.05 to 1.

SFC claims exemption from Customer Protection-Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). SFC introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and SFC does not hold customer funds or safekeep customer securities.

SFC's net capital computation is based on SFC financial information rather than the consolidated financial statements.

Supplemental Schedules

Sigma Financial Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Supplemental Schedule I

Net capital		
Total stockholder's equity		$ 7,486,073
Less: Stockholder's equity of the subsidiary		(1,402,147)
Total stockholder's equity qualified for net capital		6,083,926
Deductions and/or charges		
Total nonallowable assets		
Commission receivable		285,460
Representative fees receivable		77,307
Other receivable		458,069
Fixed assets		108,943
Other assets		1,189,873
Total nonallowable assets		2,119,652
Other deductions and/or charges		67,493
Net capital before haircuts		3,896,781
Haircuts on other securities		16,750
Net capital		$ 3,880,031
Aggregate indebtedness		$ 4,063,319
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 270,888
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		270,888
Excess net capital (net capital, less net capital requirement)		3,609,143
Excess net capital at 1,000 percent (net capital less 120% of minimum dollar requirement)		$ 3,580,031
Ratio of aggregate indebtedness to net capital		1.05 to 1

There are no material differences between the computation above and the computation included in the SFC's corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2010.

Sigma Financial Corporation
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3of the Securities and Exchange Commission
December 31, 2010 **Supplemental Schedule II**

The Sigma Financial Corporation claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

There are no material differences between the computation above and the computation included in the SFC's corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2010.

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 (g)(1)

To the Stockholder of
Sigma Financial Corporation

In planning and performing our audit of the consolidated financial statements of Sigma Financial Corporation (the "Company") and its subsidiary as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. Periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 (g)(1)

To the Stockholder of
Sigma Financial Corporation

In planning and performing our audit of the consolidated financial statements of Sigma Financial Corporation (the "Company") and its subsidiary as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. Periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PricewaterhouseCoopers LLP, 100 E. Wisconsin, Ste. 1800, Milwaukee, WI 53202
T: (414) 212 1600, F: (414) 212 1880, www.pwc.com/us

pwc

Sigma Financial Corporation and Subsidiary

Consolidated Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2010